Contact

www.linkedin.com/in/lisovskiy (LinkedIn)
levelupbasket.com/ (Company)
www.lisovskiy.ru (Personal)
twitter.com/lisovskiy_e (Blog)

Top Skills

Start-ups
Mobile Marketing
Online Marketing

Languages

Russian (Native or Bilingual)
English (Full Professional)

Publications

Leveraging Gamification to Bring Millions of Users Together

Eugene Lisovskiy, Level up Basket Founder: “Community Is the Core of Everything; It Inspires Growth”

Искусственный интеллект и нейронные сети в картографии: будущее картографических сервисов

Eugene Lisovskiy

3 x founder 2 exits growth hacker engineer Co-Founder/CEO LevelUpBasket.com (raising), ex-CEO MAPS.ME (150M users), ex-CMO LITRES.com (25M users). Iwith
New York, New York, United States

Summary

Level Up Basketball a global community-based basketball training app with high-quality educational videos for self-training ## and an integrated marketplace of coaches ready to assist players online. Our mission is to teach 2.2B basketball fans how to play basketball. We keep players motivated and engaged through modern social mechanics and gamification We’re disrupting the $200B traditional offline basketball training market. Our investors are flyerone.vc

Experience

Level Up Basketball Training App
Co-Founder & CEO
January 2020 - Present (3 years 1 month)
United States

We're building Strava for basketball – a global community of basketball players, coaches, and fans connected in one app. We have hundreds of high-quality educational videos created by professional coaches, hundreds of professional coaches available online, ready to help you become a better player.

MAPS.ME - #1 Travel Maps
CEO
April 2016 - November 2020 (4 years 8 months)
Moscow, Russian Federation

Building the unicorn in travel industry :)
What we have so far (as of Q4 2020):
- successful M&A @ $20M valuation in November 2020
- 140M app installs worldwide (#1 free offline maps for travelers)
- 24x user base growth since 2014, 2M organic installs monthly
- 12x revenue growth since 2016, $2.6M revenue in 2019
- team of 45 professionals with data driven approach in product & business development.

OpenPlaceReviews.org

Co-Founder

April 2019 - June 2020 (1 year 3 months)

Amsterdam Area, Netherlands

OpenPlaceReviews.org – open decentralised place reviews platform, powered by location marketing services for small business.

MoikaMoika.ru

Co-Founder

March 2014 - February 2018 (4 years)

Moscow, Russian Federation

Carwash booking service app for Russian market. Reached 200 bookings/day. Raised seed round in 2015. Exited in February 2018.

LITRES.ru - the ebook store #1

Chief Marketing Officer

October 2011 - April 2016 (4 years 7 months)

Moscow, Russian Federation

We've built #1 mobile & web e-book service in Russia and CIS.

What our team achieved in 2011-2016:

- 18x times revenue growth since 2011 ($15M in 2015 and break even).
- 23+ millions apps installs in total @ 16 apps for: iOS, Android, Windows Phone, Smart TV.
- #1 by revenue and installs in non-gaming category in Russian mobile stores (2013-2015).
- 4000+ affiliates (the biggest ebook affiliate network in Russia).
- over 26+ millions ebooks sold since 2006.
- strong, professional and highly motivated team built.
- strong KPI based team management.

BABYBOOM.ru

Chief Marketing Officer

March 2011 - September 2011 (7 months)

Moscow, Russian Federation

We build #1 kids on-line store in Russia.

What we've achieved since April 2011 till September 2011:

- 5 times sales growth.
- #5 store in top 5 Russian kids goods stores.
- Strong, professional and highly motivated team.

The project is closed (2nd investment round was failed).

Fast Lane Ventures

Marketing Director @ KupiBonus.ru

September 2010 - March 2011 (7 months)

Moscow, Russian Federation

In just 6 months we built #1 coupon services for women in health & beauty coupon market.

Famatech

Marketing Director

August 2004 - October 2010 (6 years 3 months)

Moscow, Russian Federation

Radmin.com - remote control software for PC.

Responsibilities:

- Worldwide B2C + B2B online & offline marketing & PR (NA, GB, DE, FR, IT, ES, PL, JP).
- Partner programs development.
- Strategic planning.
- Affiliate marketing.

JAN 2006 - DEC 2008 as Internet Marketing Director

Creating a business development strategy on the Internet. Coordinating and planning activities in Internet Marketing Department.

AUG 2004 - JAN 2006 as Internet Marketing Manager

Responsibilities: website design, performance marketing, usability, SEM, SEO, SMO, affiliates, banners etc.

Education

Newchip Accelerator

Entrepreneurship/Entrepreneurial Studies · (October 2022 - April 2023)

Moscow Power Engineering Institute (Technical University)

Engineer's degree, Biotechnical and medical devices and systems · (1999 - 2005)

Startup School Online

· (July 2021)